Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Genesis Lease Limited

We consent to the use of our report dated October 11, 2006, with respect to the predecessor combined balance sheets of Genesis Lease Limited (the ‘‘Company’’) as of December 31, 2004 and 2005, and the related predecessor combined statements of income and cash flows for each of the years in the three-year period ended December 31, 2005, included herein, and to the reference to our firm under the heading ‘‘Experts’’ in the prospectus. Our report refers to the application by the Company of a method of accounting for maintenance expense that is different from that of its predecessor.

KPMG
Dublin, Ireland
November 27, 2006